

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Patrick E. Bowe
President and Chief Executive Officer
Andersons, Inc.
1947 Briarfield Boulevard
Maumee, Ohio 43537

      Re: Andersons, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed March 9, 2023
            File No. 000-20557

Dear Patrick E. Bowe:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Disclosure Review Program